                                                                      EXHIBIT 12

                         ENRON CORP. AND SUBSIDIARIES
                     COMPUTATION OF RATIO OF EARNINGS TO
                    FIXED CHARGES AND PREFERRED DIVIDENDS
                                (In Thousands)
                                 (Unaudited)






                                              Three Months
                                                 Ended                           Year Ended December 31,
                                              -------------------------------------------------------------------------------
                                                3/31/94        1993          1992          1991          1990          1989
                                              -------------------------------------------------------------------------------
Earnings available for fixed charges
  Net income                                  $173,063       $332,522      $328,800      $232,146      $202,180      $226,109
  Less:
    Undistributed earnings and losses
      of less than 50% owned affiliates         (4,215)       (20,232)      (32,526)       (8,890)      (15,468)        5,809
    Capitalized interest of nonregulated
      companies                                 (2,867)       (25,434)      (66,401)      (36,537)       (8,145)       (5,107)
  Add:
    Fixed charges (1)                          117,128        471,278       452,014       454,607       425,177       428,579
    Minority interest                            6,052         27,605        17,632         7,210         7,129           335
    Income tax expense                          84,448        148,104        88,630       105,859        62,739        71,850
                                              -------------------------------------------------------------------------------
        Total                                 $373,609       $933,843      $788,149      $754,395      $673,612      $727,575
                                              ===============================================================================

Preferred dividend requirements               $  3,722       $ 16,919      $ 22,109      $ 24,740      $ 24,948      $ 25,359
Ratio of income before provision for
  income taxes to net income (2)                  1.49           1.45          1.27          1.46          1.31          1.32
Preferred dividend factor on a pretax
  basis                                          5,538         24,455        28,069        36,022        32,690        33,417
Fixed charges
    Interest expense (1)                       108,052        436,211       430,406       425,945       400,548       405,013
    Rental expense representative of
      interest factor                            9,076         35,067        21,608        28,662        24,629        23,566
                                              -------------------------------------------------------------------------------
        Total                                 $122,666       $495,733      $480,083      $490,628      $457,867      $461,996
                                              ===============================================================================
Ratio of earnings to fixed charges
  and preferred dividends                         3.05           1.88          1.64          1.54          1.47          1.57
                                              ===============================================================================


(1)  Amounts exclude cost incurred on sales of accounts receivables.
(2) Represents net income before provision for income taxes divided by net income, which adjusts dividends on preferred stock to a pretax basis.